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                             September 10, 2021

       Joth Ricci
       Chief Executive Officer and President
       Dutch Bros Inc.
       110 SW 4th Street
       Grants Pass, Oregon 97526

                                                        Re: Dutch Bros Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 7,
2021
                                                            File No. 333-258988

       Dear Mr. Ricci:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 Filed September 7, 2021

       Dilution, page 88

   1. You use of the term "pro forma net tangible book value" for two different scenarios.
                                                        Please revise the
title(s) to convey the difference between the two amounts.
   2. It appears that you have included goodwill in your determination of pro forma net tangible book deficit. Please
revise your calculation or show us how you arrived at these amounts.
   3. Please provide us with your calculation of Class A common stock used to calculate your pro forma net tangible
book per share for both scenarios.
       Unaudited Pro Forma Combined and Consolidated Financial Information Unaudited Pro Forma Combined and Consolidated Statement of Income
(Loss), page 95
 Joth Ricci
Dutch Bros Inc.
September 10, 2021
Page 2

4. Please provide a footnote detailing how you derived the shares used in the pro forma basic and diluted per share calculations for both periods presented. Principal Stockholders, page 178

5. Please enlarge the size of the beneficial ownership table so that the text is legible.
        You may contact Ta Tanisha Meadows at (202) 551-3322 or Joel Parker at
(202) 551-
3651 if you have questions regarding comments on the financial statements and related matters.
Please contact Taylor Beech at (202) 551-4515 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                              Sincerely,
FirstName LastNameJoth Ricci
                                                              Division of
Corporation Finance
Comapany NameDutch Bros Inc.
                                                              Office of Trade &
Services
September 10, 2021 Page 2
cc:       Alan Hambelton, Esq.
FirstName LastName